SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated December 6, 2005 re. ZTE and France Telecom announcing a long-term R&D partnership.

Beijing / Paris, December 6, 2005

ZTE and France Telecom announce a long-term R&D partnership

ZTE and France Telecom are delighted to announce the signature of an agreement today paving the way for a long-term partnership to work together on a wide range of sectors. The agreement was signed by Mr. Yin Yimin, ZTE’s Chief Executive Office - CEO and Mr. Didier Lombard, France Telecom’s Chairman and Chief Executive Officer, at the time of the Chinese Prime Minister Mr. Wen Jiabao’s visit to France.

This important R&D partnership will be rolled out with initiatives between the two groups to cooperate on key telecommunications and IT fields. To begin with, they will focus on applying the Linux operating system for 3-G-technology smartphone handsets, with the development of a particularly innovative client interface.

This partnership will capitalize on France Telecom’s presence in China, and more specifically its R&D laboratory in Beijing, where the Group’s local teams are able to analyze the specific features of the Asian market and anticipate future developments in the global telecommunications sector.

The conclusion of this strategic R&D partnership between ZTE and France Telecom will have a major impact on the long-term development of both companies, with Mr.Yin Yimin, ZTE’s CEO, confirming that: “This agreement strengthens ZTE’s strategy in Europe; through this kind of technology cooperation with France Telecom, one of the world’s leading telcos, ZTE will expand their understanding of their customer’s requirements thus enhance ZTE’s competitive position. The agreement shows also that France Telecom and ZTE have entered into a new era of cooperation in addition to the existing supplier/buyer relationship.” Mr. Didier Lombard, France Telecom’s Chairman and Chief Executive Officer, added that: “the agreement that we are announcing today is fully in line with the France Telecom Group’s strategy in China, which is based on a local R&D laboratory as well as our strategic partnership with China Telecom. With the joint implementation of innovative solutions adapted for the telecoms standards of the future, France Telecom has now established itself more than ever before as a pivotal player in distributing new technologies to as many people as possible, in line with the expectations of our customers. Under these conditions, France Telecom is delighted to be able to launch a long-term partnership with ZTE, which is one of the leading Chinese Group’s in its field”.

Contacts:

France Telecom Press Office
Nilou du Castel	Tel. :+ 33 (0)1 44 44 93 93	nilou.ducastel@francetelecom.com

ZTE Press Office
Jean-Luc Popovics	Tel : + 33 (0)6 13 07 95 20	jlpopovics@cloviseurope.com
Lyle Closs	Tel : + 44 2083924053	lyle.closs@axicom.com

France Telecom in brief

France Telecom, one of the world’s leading telecommunications operators, serves 130 million clients on five continents (220 countries or territories) as of September 30, 2005 and had consolidated sales of 47.16 billion Euros in 2004 by French accounting standards (46.16 billion Euros by IFRS standards). For the 3rd quarter 2005, consolidated sales were 12.26 billion Euros by IFRS standards. Introduced in June 2005, the transformative NExT program (New Experience in Telecommunications) will permit the Group to pursue its transformation as an integrated operator and to establish it as the operator of reference for new telecommunications services in Europe. By 2008, its customers will have access to a universe of enhanced and simplified communications services notably through the Orange brand. Number two mobile operator and provider of internet services in Europe and amongst the world leaders in providing telecommunication services to multi-national companies, France Telecom (NYSE:FTE) is listed on the Paris and New York stock exchanges.

ZTE in brief

ZTE is a leading global provider of telecommunications equipment and network solutions. The ZTE product range is the most complete in the world—covering virtually every sector of the wireline, wireless and handset markets. The company delivers innovative, custom-made products and services to customers in more than 100 countries, helping them to achieve continued revenue growth and to shape the future of the world’s communications. ZTE commits around 10% of annual turnover to research and development and takes a leading role in a wide range of international bodies developing emerging telecoms standards. It is the fastest growing telecoms equipment company in the world, and is China’s only listed telecoms manufacturer, with shares publicly traded on both the Hong Kong and Shenzhen Stock Exchanges. ZTE was the only Chinese IT and telecoms manufacturer listed in BusinessWeek 2005’s Information Technology 100.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 7, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information